Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
September 9, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Morningstar SMID Moat ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please provide the fee table and expense example information prior to the effectiveness of the Fund’s registration statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 4.	With respect to the first sentence under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to replace “benchmark index” with “Index.”

Response 4.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 5.
With respect to the second sentence under the “Summary Information—Principal Investment Strategies” section, please consider elaborating on the quantitative and qualitative factors discussed in the summary prospectus disclosure.

Response 5.	The disclosure has been revised accordingly.

Comment 6.
With respect to the fifth sentence under the “Summary Information—Principal Investment Strategies” section, please disclose what companies are considered small- and medium-capitalization companies (e.g., include the capitalization requirements, if any, that Morningstar, Inc. (the “Index Provider”) uses).

Response 6.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The Prospectus states that the Morningstar US Small-Mid Cap Index (the “Parent Index”) will be used to define small- and medium-capitalization companies. We supplementally submit that for purposes of the Parent Index, Morningstar considers those companies in the bottom 70% - 90% of total U.S. market cap to be medium-capitalization companies and those companies in the bottom 90% - 97% to be small-capitalization companies.

Comment 7.	With respect to the second sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may” to “will.”

Response 7.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 8.	With regard to the last paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify how “a significant portion” differs from “concentration.”

Response 8.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 9.
With respect to the second sentence in the “Authorized Participant Concentration Risk” disclosure, please add that this can be reflected as a spread between the bid-ask prices for the Fund quoted during the day.

Response 9.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 10.
With respect to the “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, the Staff notes that widened bid-ask spreads is identified as a risk of reduced liquidity. Please revise so it is clear that other risks included in the disclosure (e.g., increased market volatility and/or trading halts) may also lead to widened bid-ask spreads.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	With respect to the “Concentration Risk” disclosure, please revise the first sentence to state that “[t]he Fund’s assets will be concentrated....”

Response 11.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 12.	Please replace all instances of “sector” or “sectors” throughout the Registration Statement with “industry” or “group of industries.”

Response 12.	We respectfully acknowledge your comment; however, we believe the current language is appropriate.

Comment 13.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 13.	Once the Fund has one calendar year of performance, the Fund currently intends to include the returns of the S&P 500 Index as the broad-based securities market index, but the Fund may determine to use a different broad-based benchmark in its discretion.

Comment 14.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 14.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 15.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Fundamental and Non-Fundamental Policies” section, please disclose the Fund’s concentration policy and diversification status.

Response 15.	We respectfully acknowledge your comment; however, because the requested disclosure is already disclosed under the “Summary Information—Principal Investment Strategies” section, we believe the Fund’s disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 16.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, to the extent the Fund intends to count exposures through derivatives towards its 80% policy, please disclose that the Fund will value derivatives on a marked-to-market basis for purposes of complying with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 16.	We hereby confirm that the Fund’s investments in derivatives will not count towards its 80% policy.

Comment 17.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and in managing cash flows and may count towards compliance with the Fund’s 80% policy. Please clarify the treatment of other investments referenced in this section such as convertible securities, structured notes and other investment companies for purposes of the Fund’s 80% policy.

Response 17.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and other investment companies will not count towards its 80% policy.

Comment 18.	With respect to the third sentence of the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, please change “may count” to “will count.”

Response 18.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 19.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 19.	We hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 20.
Under the “Morningstar® US Small-Mid Cap Moat Focus IndexSM” section, please supplementally explain how the Index is rules-based, notwithstanding the disclosure that Index constituents are selected by a selection committee of the Index Provider that determines whether a company has a sustainable competitive advantage.

Response 20.
We supplementally submit that the “selection committee” is not involved in the index constituent selection process. It operates independently of the index construction process and it’s only responsible for making a determination of whether a company is a wide or narrow moat company within Morningstar’s equity research framework. The Index is then constructed based on such determinations in accordance with the Index’s rules-based selection criteria.

Comment 21.	With respect to the “Morningstar® US Small-Mid Cap Moat Focus IndexSM” section, please consider disclosing the liquidity filters and share class screens mentioned in the index methodology.

Response 21.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

DECLARATION OF TRUST

Comment 22.	With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 22.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 23.	With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 23.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 24.	With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 24.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Comment 25.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “may invest” to “will invest.”

Response 25.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 26.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments.”

Response 26.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 27.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please note that a fund and its advisor may not ignore the investments of affiliated and unaffiliated investments companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies to the extent such information is available when determining the Fund’s compliance with its concentration policy.

Response 27.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 28.	Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section or please supplementally explain why the disclosure is not appropriate.

Response 28.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

PART C

Comment 29.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 29.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between Van Eck Associates Corporation, the Fund’s investment adviser, and the Index Provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Other Expenses(a)	0.12%
Total Annual Fund Operating Expenses(a)	0.57%
Fee Waivers and Expense Reimbursement(b)	-0.08%
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement(b)	0.49%
________________________
(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses) from exceeding 0.49% of the Fund’s average daily net assets per year until at least February 1, 2024. During such time, the expense limitation is expected to continue until the Fund’s Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waiver arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$50
3	$175